UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 14 April 2020, London and Paris

Sanofi and GSK to join forces in unprecedented vaccine collaboration to fight COVID-19

Companies to combine innovative technologies to develop an adjuvanted COVID-19 vaccine

Candidate vaccine expected to enter clinical trials in the second half of 2020 and, if successful, to be available in the second half of 2021

Sanofi and GSK today announce that they have signed a letter of intent to enter into a collaboration to develop an adjuvanted vaccine for COVID-19, using innovative technology from both companies, to help address the ongoing pandemic.

Sanofi will contribute its S-protein COVID-19 antigen, which is based on recombinant DNA technology. This technology has produced an exact genetic match to proteins found on the surface of the virus, and the DNA sequence encoding this antigen has been combined into the DNA of the baculovirus expression platform, the basis of Sanofi's licensed recombinant influenza product in the US.

GSK will contribute its proven pandemic adjuvant technology to the collaboration. The use of an adjuvant can be of particular importance in a pandemic situation since it may reduce the amount of vaccine protein required per dose, allowing more vaccine doses to be produced and therefore contributing to protect more people.

Paul Hudson, CEO Sanofi, said: "As the world faces this unprecedented global health crisis, it is clear that no one company can go it alone.  That is why Sanofi is continuing to complement its expertise and resources with our peers, such as GSK, with the goal to create and supply sufficient quantities of vaccines that will help stop this virus."

Emma Walmsley, CEO GSK, said: "This collaboration brings two of the world's largest vaccines companies together. By combining our science and our technologies, we believe we can help accelerate the global effort to develop a vaccine to protect as many people as possible from COVID-19."

The combination of a protein-based antigen together with an adjuvant, is well-established and used in a number of vaccines available today. An adjuvant is added to some vaccines to enhance the immune response, and has been shown to create a stronger and longer lasting immunity against infections than the vaccine alone. It can also improve the likelihood of delivering an effective vaccine that can be manufactured at scale.

The companies plan to initiate phase I clinical trials in the second half of 2020 and, if successful and subject to regulatory considerations, aim to complete the development required for availability by the second half of 2021.

As previously announced by Sanofi, development of the recombinant-based COVID-19 vaccine candidate is being supported through funding and a collaboration with the Biomedical Advanced Research and Development Authority (BARDA), in the US. The companies plan to discuss funding support with other governments and global institutions prioritising global access.

BARDA Director, Rick A. Bright, Ph.D., said: "Strategic alliances among vaccine industry leaders are essential to make a coronavirus vaccine available as soon as possible. Development of the adjuvanted recombinant-based COVID-19 vaccine candidate holds the potential to lower the vaccine dose to provide vaccine to a greater number of people to end this pandemic, and help the world become better prepared or even prevent future coronavirus outbreaks."

The companies have set up a Joint Collaboration Task Force, co-chaired by David Loew, Global Head of Vaccines, Sanofi and Roger Connor, President Vaccines, GSK. The taskforce will seek to mobilise resources from both companies to look for every opportunity to accelerate the development of the candidate vaccine.

Considering the extraordinary humanitarian and financial challenge of the pandemic, both companies believe that global access to COVID-19 vaccines is a priority and are committed to making any vaccine that is developed through the collaboration affordable to the public and through mechanisms that offer fair access for people in all countries.

This new collaboration marks a significant milestone in Sanofi's and GSK's ongoing contributions to help fight COVID-19. The companies have entered into a Material Transfer Agreement to enable them to start working together immediately.  Definitive terms of the collaboration are expected to be finalised over the next few weeks.

About Sanofi
Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions. With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.  Sanofi, Empowering Life.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 208 047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 0932	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2019.

Registered in England & Wales:
No. 3888792

Registered Office:
 980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: April 14, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc